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Crystal Systems Solutions Announces Results of a Cash Tender Offer for The Outstanding Shares of Liraz

HERZLIA, Israel--(BUSINESS WIRE)--Dec. 31, 2002--Crystal Systems Solutions Ltd. (Nasdaq:CRYS - News) today announced the results of its cash tender offer to purchase all outstanding shares of Liraz Systems Ltd., an Israeli company traded on the TASE.

This tender offer to acquire 945,662 shares of Liraz at NIS 10.80 per share (approx. $2.26 1) which expired on December 30, 2002, was under-subscribed.

According to the final count, 547,029 shares were properly tendered. Pursuant to applicable securities laws, Crystal shall purchase 270,165 of the tendered shares. Due to the under-subscription, shares tendred will be pro-rated at a factor of 49.387%.

Prior to the tender offer Crystal owned 86% of Liraz, and pursuant to the results of this tender, Crystal’s share in Liraz shall increase to 90%.

About Crystal
Crystal Systems Solutions Ltd. develops and markets software products and solutions that enable clients to efficiently manage the IT assets at their disposal, including legacy applications, modern application packages, middleware, and networking technologies. Its products provide cross-platform software renovation, modernization, and IT asset management solutions that are designed to accelerate the process of mission-critical legacy renewal, integration, and maintenance during an application's entire life cycle. For more information, please visit our web site at http://www.crystal-sys.com.
Crystal Systems Solutions is a member of the Formula Group (Nasdaq:FORTY - News). The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based solutions.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

1According to the representative exchange rate between the NIS and the US$ as of December 30,2002

This press release is also available at www.crystal-sys.com. All names and trademarks are their owners' property.

Contact:
     Crystal Systems Solutions
     Iris Yahal: +972-9-9600233